FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 15, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

No decision reached at today’s General Meeting of Magyar Telekom

Budapest — November 15, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announced that the General Meeting held today was closed without discussing the agenda items. As a result, no decision has been made on the company’s 2005 annual report and on the dividend payment.

The General Meeting called by Magyar Telekom’s Supervisory Board on its own initiative was held today. As the necessary documents were not published within the legal timeframe, the conditions for holding a valid GM were not met. Therefore the GM was closed without discussing the agenda items, which included the approval of the 2005 annual financial reports and the dividend payment.

As announced on November 2, 2006, Magyar Telekom’s management was not in a position to disclose the proposed resolutions prescribed by the Act on Business Associations and the company’s Articles of Association the required 15 days prior to the date of the General Meeting, as the submissions for the General Meeting were not available.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Resolutions of the Extraordinary General Meeting of Magyar Telekom Telecommunications Public Limited Company held on November 15 2006

Resolution No. 1/2006 (XI. 15.)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 651.763.475 affirmative votes, 0 negative votes, and 0 abstentions.

Resolution No. 2/2006 (XI. 15.)

The General Meeting elects dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing Mr. Peter Janeck, representative of MagyarCom Holding GmbH authenticator of the Minutes.

The General Meeting adopts this Resolution with 651.763.475 affirmative votes, 0 negative votes, and 0 abstentions.

Resolution No. 3/2006 (XI. 15.)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1.              Presentation of the report of the Supervisory Board on the Company’s 2005 annual report

2.              Decision on the Company’s annual report and on the use of the 2005 profit after tax

3.              Election of the Company’s auditor, determination of its remuneration

4.              Miscellaneous

The General Meeting adopts this Resolution with 651.763.475 affirmative votes, 0 negative votes, and 0 abstentions.

Resolution No. 4/2006 (XI. 15.)

The General Meeting states that the proposal on the annual financial reports 2005 is not available and consequently the conditions for holding a valid GM are not met therefore the GM will not discuss the items on the agenda.

The General Meeting adopts this Resolution with 623.113.124 affirmative votes, 5.561 negative votes, and 12.154.354 abstentions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: November 15, 2006